FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  May 02, 2005
                       For the period ended March 31, 2005

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                        LOCALIZA FRANCHISING BRASIL S.A.
                            LOCALIZA CAR RENTAL S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS


Item
1. Consolidated Balance Sheets - March 31, 2004, and 2005
2. Consolidated  Statements  of Income for the periods ended March 31,
   2004 and 2005
3. Summary Financial Data by Business Segment for the periods ended March 31, 2004 and 2005
4. Selected Historical Financial and Other Data - 1Q2004 and 1Q2005
5. Reclassifications to the Financial Statements and Restatement of March 31, 2004 amounts
6. Signatures page

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS - MARCH 31, 2004 AND 2005

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                             March 31,
                                                        -------------------
                                                           2004       2005
                                                        -------     -------
CURRENT ASSETS:

Cash and cash equivalents                               154,063     295,112

Avaiable for sale maketable securities                        -     283,533

Accounts receivable, net                                 44,423      65,881

Revenue-earning vehicles, net                           230,709     430,403

Deferred income tax and social contribution               1,758       2,196

Other                                                     5,877      10,479
                                                        -------   ---------
                                                        436,830   1,087,604
                                                        -------   ---------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                           106,299     138,729

Escrow deposits                                          19,374      19,944

Deferred income tax and social contribution              12,831      13,560

Other                                                       384         346
                                                        -------     -------
                                                        138,888     172,579
                                                        -------     -------

PROPERTY AND EQUIPMENT, NET                              18,695      26,456
                                                        -------     -------

GOODWILL                                                  4,704       4,704
                                                        -------   ---------

Total assets                                            599,117   1,291,343
                                                        =======   =========

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS - MARCH 31, 2004 AND 2005

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                  ( Unaudited )

                                                             March 31,
                                                        --------------------
                                                          2004        2005
                                                        --------    --------
CURRENT LIABILITIES:

Short-term loans                                               -     540,636

Interest payable on short-term debt                       10,955      13,588

Short term debt                                                -     266,620

Unrealized loss on derivatives                                 -       8,028

Accounts payable                                          12,935      51,201

Payroll and related charges                                8,727       8,502

Income tax and social contribution                         2,043       4,994

Taxes, other than on income                                1,609       2,121

Deferred income tax and social contribution                6,252      12,257

Advances from customers                                    1,350       2,048

Other                                                      2,205       2,735
                                                          ------     -------
                                                          46,076     912,730
                                                          ------     -------

NONCURRENT LIABILITIES:

Long-term debt                                           214,946           -

Unrealized loss on derivatives                            24,254           -

Reserve for contingencies                                 47,487      55,090

Deferred income and social contribution taxes             12,183       5,244

Other                                                      1,775       2,801
                                                         -------     -------
                                                         300,645      63,135
                                                         -------     -------

MINORITY INTEREST:                                            50          99
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            153,693     169,723

Accumulated earnings                                      98,653     133,252

Additional paid in capital                                     -      12,404
                                                         -------   ---------
                                                         252,346     315,379
                                                         -------   ---------
Total liabilities and shareholders' equity               599,117   1,291,343
                                                         =======   =========

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                  FOR THE PERIODS ENDED MARCH 31, 2004 AND 2005

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )
                                                     Period ended March 31,
                                                    -------------------------
                                                         2004         2005
                                                       --------     -------
NET REVENUES:


Car  rental                                             46,491       64,130

Fleet management                                        33,336       34,371

Franchising                                              1,539        1,695

Used car sales                                          69,547      121,543
                                                       -------      -------
  Total net revenues                                   150,913      221,739
                                                       -------      -------

EXPENSES AND COSTS:

Direct operating                                       (24,668)    (30,370)

Cost of used car sales                                 (56,418)    (93,588)

Taxes on revenues                                       (4,116)     (5,763)

Selling, general, administrative and other             (13,249)    (16,807)

Depreciation of vehicles                               (13,390)    (11,888)

Other depreciation and amortization                     (1,069)     (1,398)
                                                       --------    --------
  Total operating expenses and costs                  (112,910)   (159,814)
                                                       --------    --------

Operating income                                        38,003      61,925

FINANCIAL (EXPENSE) INCOME, NET                         (9,180)    (22,884)

OTHER NONOPERATING INCOME, NET                               6           7
                                                        ------     -------

Income before taxes and minority interest               28,829      39,048
                                                        ------     -------
INCOME TAX AND SOCIAL CONTRIBUTION:

  Current                                              (11,273)    (16,236)
  Deferred                                               1,607       3,259
                                                       -------     -------
                                                        (9,666)    (12,977)
                                                       -------     -------

Income before minority interest                         19,163      26,071

MINORITY INTEREST                                          (33)        (51)
                                                        ------     -------

Net income                                              19,130      26,020
                                                        ======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                    FOR PERIODS ENDED MARCH 31, 2004 AND 2005

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                             Period ended March 31,
                                         -------------------------------
                                               2004            2005
                                              ------          ------
      NET REVENUES:

      Car rental                              46,491          64,130

      Fleet management                        33,336          34,371

      Franchising                              1,539           1,695

      Used car sales                          69,547         121,543
                                             -------         -------
                                             150,913         221,739
                                             -------         -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                             (5,493)         (3,444)

      Fleet management                        (7,897)         (8,444)

      Other                                   (1,069)         (1,398)
                                              ------         -------
                                             (14,459)        (13,286)
                                              ------         -------


      OPERATING INCOME:

      Car  rental                             18,807          29,832

      Fleet management                        14,827          15,791

      Franchising                                697             843

      Used car sales                           8,169          21,339

      Corporate expenses                      (3,428)         (4,482)

      Other depreciation and amortization     (1,069)         (1,398)
                                              ------          ------
                                              38,003          61,925
                                              ------          ------


      OPERATING MARGIN:

      Car  rental                              40.5%           46.5%

      Fleet management                         44.5%           45.9%

      Franchising                              45.3%           49.7%

      Used car sales                           11.7%           17.6%

      Total                                    25.2%           27.9%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )


                                                         1 Q 2004    1 Q 2005
                                                         --------    --------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               46,491     64,130
  Fleet management                                         33,336     34,371
                                                           ------     ------
    Total vehicle rental                                   79,827     98,501

  Used car sales                                           69,547    121,543
  Franchising                                               1,539      1,695
                                                          -------    -------
Total net revenues                                        150,913    221,739
                                                          -------    -------
Direct operating costs and expenses:
  Car rental                                              (15,643)   (22,502)
  Fleet management                                         (8,301)    (7,109)
                                                          -------    -------
    Total vehicle rental                                  (23,944)   (29,611)

  Cost of used car sales                                  (56,418)   (93,588)

  Franchising                                                (724)      (759)

  Taxes on revenues                                        (4,116)    (5,763)
                                                          -------    -------
Total direct operating costs and expenses                 (85,202)  (129,721)
                                                          -------    -------
Gross profit                                               65,711     92,018

Selling, general, administrative expenses and other:
  Advertising, promotion and selling:
    Car rental                                             (4,184)    (4,907)
    Fleet management                                         (915)    (1,222)
    Used car sales                                         (4,716)    (6,189)
    Franchising                                                (6)        (7)
                                                           ------    -------
      Total adverstising, promotion and selling            (9,821)   (12,325)

  General and administrative expenses                      (3,321)    (4,474)
  Other                                                      (107)        (8)
                                                           ------    -------
Total selling, general, administrative and other expenses (13,249)   (16,807)
                                                           ------    -------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (5,493)    (3,444)
    Fleet management                                       (7,897)    (8,444)
                                                           ------     ------
     Total vehicle depreciation expenses                  (13,390)   (11,888)
  Non-Vehicle depreciation and amortization expenses       (1,069)    (1,398)
                                                           ------    -------
Total depreciation and amortization expenses              (14,459)   (13,286)
                                                           ------    -------
Operating income                                           38,003     61,925
                                                           ------    -------
Financial Interest:
   Expense                                                 (7,990)   (25,651)
   Income                                                   5,907     12,096
   Taxes on financial revenues                               (453)        (2)
   Monetary variation and exchange loss                    (1,449)    (8,443)
   Monetary variation and exchange gain                        11        499
   Unrealized gains (losses) on derivatives                (5,206)    (1,383)
                                                           ------    -------
      Financial interest (expense) income, net             (9,180)   (22,884)
                                                           ------    -------
Nonoperating income, net                                        6          7
                                                           ------    -------
Income before taxes and minority interest                  28,829     39,048
Income tax and social contribution                         (9,666)   (12,977)
Minority interest                                             (33)       (51)
                                                           ------    -------
Net income                                                 19,130     26,020
                                                           ======    =======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


STATEMENT OF OPERATIONS DATA                             1 Q 2004    1 Q 2005
                                                         --------    --------
OTHER DATA :

EBITDA                                                    52,462       75,211

Vehicle Depreciation Expense                             (13,390)     (11,888)
                                                          ------       ------
Adjusted EBITDA                                           39,072       63,323
                                                          ======       ======




                  Reclassifications to the Financial Statements

In order to conform with the presentation in the 2005 financial statements, certain amounts in Localiza's results of operations for 2004 have been reclassified.


1 - Reclassification of 1Q2004 amount of R$1,617 related to expenses from Selling, general and administrative expenses to: (i) Direct operating costs and expenses, in the amount of R$1,350 (R$876 for car rental and R$474 for fleet management); (ii) General and administrative expenses, in the amount of R$267.

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )



SELECTED OPERATING DATA:                                 1 Q 2004    1 Q 2005
                                                         --------    --------

Fleet at the end of period:
   Car Rental                                              10,110      17,148
   Fleet Management                                         8,944       8,799
                                                           ------      ------
     Total                                                 19,054      25,947
                                                           ------      ------

Average Operating Fleet Age (months)
  Car Rental                                                  5.4         5.6
  Fleet Management                                           18.6        13.8
Average Operating Fleet Age (months)                         11.6         8.5

Number of Rental Days:
  Car Rental                                              545,789     764,808
  (-)Rental Days to Total Fleet's replacement service      (8,056)     (3,818)
                                                          -------     -------
     Total                                                537,733     760,990
  Fleet Management                                        751,050     762,960

Utilization Rates:
  Car Rental                                                60.6%       57.3%
  Fleet Management                                          95.1%       98.4%

Numbers of Cars Purchased:
  Car Rental                                                   53       1,894
  Fleet Management                                            667         640
                                                              ---       -----
     Total                                                    720       2,534
                                                              ---       -----

Average Purchase Price                                      28.37       25.23

Total Investment in Fleet                                20,425.6    63,939.8


Numbers of Cars Sold:
  Car Rental                                                2,523       4,250
  Fleet Management                                          1,488       1,002
                                                            -----       -----
     Total                                                  4,011       5,252
                                                            -----       -----

Average Car Price                                           16.80       22.53

Depreciation per operating car...(R$)                     2,869.1     2,028.4

Average Annual Revenue per operating car....(R$)
  Car Rental                                             18,900.8    17,536.0
  Fleet Management                                       15,100.3    15,799.5

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    86.46       84.27
  Fleet Management                                          44.10       44.58

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: May 02, 2005